Filed by Regis Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Alberto-Culver Company (Commission file number: 001-05050)

Sally Holdings, Inc. (Commission file number: 001-05050)

Regis Corporation (Commission file number: 001-12725)

Filing Person’s Commission file number: 001-12725

REGIS CORPORATION:

Jack Nielsen — Director of Finance — Investor Relations

(952) 947-7000

For Immediate Release

REGIS REPORTS SECOND QUARTER 2006 RESULTS

-Quarterly EPS of $0.59 Impacted by Hurricanes-

        MINNEAPOLIS, January 25, 2006 — Regis Corporation (NYSE:RGS), the global leader in the $150 billion hair care industry, today reported financial results for its fiscal second quarter ended December 31, 2005.

Second Quarter Results

        Consolidated revenues increased 13 percent to a record $607 million compared to $537 million a year ago. Same-store sales increased 1.2 percent. Net income increased three percent to $27 million, or $0.59 per diluted share. Second quarter net income was reduced by approximately $1.8 million, or four cents per diluted share, due to the impact of hurricanes Katrina, Rita and Wilma and lower than expected retail product margins.

        Hurricane Wilma, which struck in October, combined with the greater than forecasted residual effects of hurricanes Katrina and Rita, resulted in Regis Corporation losing approximately 2,700 salon days and an estimated $2.5 million in revenue during the second quarter. As of December 31, 2005, 15 company-owned salons remained closed. In addition, the Company continued to provide disaster pay to affected employees in the region. In total, the effects of the three hurricanes reduced second quarter net income by approximately $0.9 million, or two cents per diluted share.

        Second quarter results were also impacted by lower than projected retail product margins. The Company experienced a significantly higher promotional environment during the month of December than was projected. As a result, retail product margins were approximately 100 basis points below plan. This reduction in retail product margins reduced second quarter net income by approximately $0.9 million, or two cents per diluted share.

        “Market conditions over the past 18 months have been challenging to us from an earnings growth perspective,” commented Paul D. Finkelstein, chairman and chief executive officer. “However, we continue to manage and grow the business with the focus of building long-term shareholder value, as evidenced by our pending merger with the Sally Beauty division of Alberto-Culver. The strength of our balance sheet and cash flow allows us to continue to beat our annual unit growth objective, which in turn strengthens our market position within the beauty industry. We are highly confident that we will achieve double-digit earnings growth once our same-store sales return to historical levels of two-to-four percent.”

        Regis Corporation ended the quarter with 11,211 worldwide locations, a net increase of 134 units during the quarter. The Company constructed 139 salons and franchisees built 76 salons. In addition, Regis acquired 14 salons (including 12 salon franchise buybacks) and also bought back

1

five franchised Hair Club for Men and Women facilities. The Company closed or relocated 83 corporate and franchise salons during the quarter.

Third Quarter 2006 Outlook

The following points pertain to the fiscal third quarter ending March 31, 2006:

•                  Earnings per diluted share are forecasted to grow to a range of $0.56 to $0.60, compared to $(0.37) a year ago. The year ago period included a $38.3 million, or $0.84 per diluted share, non-cash goodwill impairment charge, associated with the European franchise business.

•                  EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is forecasted to increase approximately 23 percent to $79.8 million.

•                  Consolidated revenue is forecasted to grow approximately 10 percent to a range of $610 million to $615 million compared to $557 million a year ago.

•                  Consolidated same-store sales are forecasted to be flat to 1.0 percent due to the Easter holiday falling in the fourth quarter this year.

Updated Fiscal Year 2006 Outlook

The following points pertain to the fiscal year ending June 30, 2006:

•                  Earnings per diluted share are forecasted to grow to a range of $2.31 to $2.37, compared to $1.39 a year ago.

•                  EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is forecasted to increase approximately 16 percent to $314 million.

•                  Consolidated revenue is forecasted to grow 10 percent to $2.4 billion compared to $2.2 billion a year ago.

•                  Consolidated same-store sales are forecasted to increase to a range of 0.75 to 1.25 percent.

        A conference call discussing second quarter results is scheduled for 10:00 a.m., Central Time. Interested parties are invited to listen by logging on to www.regiscorp.com.

        Regis Corporation (RGS) is the beauty industry’s global leader in salons, hair restoration centers and education. As of December 31, 2005, the Company owned or franchised 11,211 worldwide locations; which included 11,086 beauty salons, 90 hair restoration centers and 35 beauty schools operating under concepts such as Supercuts, Jean Louis David, Vidal Sassoon, Regis Salons, MasterCuts, Trade Secret, SmartStyle, Cost Cutters and Hair Club for Men and Women. These and other concepts are located in the US and in ten other countries throughout North America and Europe. For additional information about the Company, including management’s current financial outlook and a reconciliation of non-GAAP financial information, please visit the Investor Information section of the corporate website at www.regiscorp.com.

         This press release contains “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward—looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-

looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully identify and acquire salons and beauty schools that support its growth objectives; the ability of the Company to complete the merger with Sally Beauty Company; the ability to integrate the acquired business; the ability of the company to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of the Company to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Regis Corporation and Alberto-Culver Company have entered into an agreement for the merger of Regis Corporation and the Sally Beauty business unit of Alberto-Culver Company and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus to the shareholders of Regis Corporation and the stockholders of Alberto-Culver Company.  INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to get the joint proxy statement/prospectus and all relevant documents filed by Regis Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7777 or investorrelations@regiscorp.com.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver Company may deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver Company’s stockholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver Company with the SEC and will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005.  Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

(TABLES TO FOLLOW)

REGIS CORPORATION (NYSE:RGS)

CONSOLIDATED BALANCE SHEET (Unaudited)

as of December 31, 2005 and June 30, 2005

(Dollars in thousands, except per share amounts)

	December 31,	June 30,
	2005	2005
ASSETS
Current assets:
Cash and cash equivalents	$136,142	$102,718
Receivables, net	49,759	47,752
Inventories	201,338	184,609
Deferred income taxes	16,465	17,229
Other current assets	31,896	28,341
Total current assets	435,600	380,649

Property and equipment, net	460,802	435,324
Goodwill	678,927	646,510
Other intangibles, net	209,649	208,800
Other assets	55,054	54,693

Total assets	$1,840,032	$1,725,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term debt, current portion	$33,778	$19,747
Accounts payable	79,441	64,111
Accrued expenses	202,124	178,192
Total current liabilities	315,343	262,050

Long-term debt	545,097	549,029
Other noncurrent liabilities	166,248	160,185
Total liabilities	1,026,688	971,264

Shareholders’ equity:
Preferred stock, authorized 250,000 shares at December 31, 2005 and June 30, 2005
Common stock, $.05 par value; issued and outstanding, 45,354,403 and 44,952,002 common shares at December 31, 2005 and June 30, 2005, respectively	2,268	2,248
Additional paid-in capital	243,506	229,871
Accumulated other comprehensive income	45,246	46,124
Retained earnings	522,324	476,469

Total shareholders’ equity	813,344	754,712

Total liabilities and shareholders’ equity	$1,840,032	$1,725,976

REGIS CORPORATION (NYSE:RGS)

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Six Months Ended December 31,

	2005	2004	2005	2004
Revenues:
Service	$399,278	$357,147	$790,247	$696,582
Product	188,108	160,249	361,860	308,368
Royalties and fees	19,237	19,936	38,745	38,604
	606,623	537,332	1,190,852	1,043,554

Operating expenses:
Cost of service	226,938	203,604	448,797	396,190
Cost of product	95,859	84,392	184,395	161,976
Site operating expenses	50,112	44,751	99,828	88,052
General and administrative	71,175	64,105	145,242	121,806
Rent	85,046	75,117	167,881	147,625
Depreciation and amortization	27,259	20,765	53,155	40,560
Total operating expenses	556,389	492,734	1,099,298	956,209

Operating income	50,234	44,598	91,554	87,345

Other income (expense):
Interest	(8,660)	(5,467)	(16,924)	(9,775)
Other, net	570	1,024	1,369	1,701

Income before income taxes	42,144	40,155	75,999	79,271

Income taxes	(14,834)	(13,671)	(26,530)	(27,595)

Net income	$27,310	$26,484	$49,469	$51,676

Net income per share:
Basic	$0.61	$0.59	$1.10	$1.16
Diluted	$0.59	$0.57	$1.07	$1.11

Weighted average common and common equivalent shares outstanding:
Basic	45,154	44,534	45,059	44,423
Diluted	46,411	46,468	46,366	46,359

Cash dividends declared per common share	$0.04	$0.04	$0.08	$0.08

A historical model of Regis Corporation’s quarterly results in this format is available in the Investor Information section of the corporate website at www.regiscorp.com. Click on “Financial Reports.”

REGIS CORPORATION (NYSE:RGS)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)

	Six Months Ended December 31,
	2005	2004
Cash flows from operating activities:
Net income	$49,469	$51,676
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	47,376	38,137
Amortization	5,779	2,423
Deferred income taxes	82	5,800
Tax benefit from employee stock plans	(3,353)	—
Stock-based compensation	2,904	591
Other non-cash items affecting earnings	277	1,131

Changes in operating assets and liabilities:
Receivables	70	(1,265)
Inventories	(16,022)	(8,407)
Other current assets	(3,549)	1,546
Other assets	(1,201)	(6,836)
Accounts payable	11,921	7,221
Accrued expenses	24,584	14,736
Other noncurrent liabilities	7,243	8,147
Net cash provided by operating activities	125,580	114,900

Cash flows from investing activities:
Capital expenditures	(60,415)	(46,709)
Proceeds from sale of assets	227	602
Purchase of salon and school net assets, net of cash acquired	(41,425)	(244,743)
Net cash used in investing activities	(101,613)	(290,850)

Cash flows from financing activities:
Borrowings on revolving credit facilities	1,195,305	890,315
Payments on revolving credit facilities	(1,178,705)	(760,633)
Proceeds from issuance of long-term debt	—	100,000
Repayments of long-term debt	(14,145)	(17,226)
Tax benefit from employee stock plans	3,353	—
Other, primarily increase in negative book cash balances	1,011	2,672
Dividends paid	(3,616)	(3,555)
Repurchase of common stock	—	(442)
Proceeds from issuance of common stock	7,108	6,425
Net cash provided by financing activities	10,311	217,556

Effect of exchange rate changes on cash and cash equivalents	(854)	3,160

Increase in cash and cash equivalents	33,424	44,766

Cash and cash equivalents:
Beginning of period	102,718	73,567
End of period	$136,142	$118,333

REGIS CORPORATION (NYSE:RGS)

Salon / School/ Hair Restoration Center Counts and Revenues

	December 31, 2005	June 30, 2005
SYSTEM-WIDE LOCATIONS:
Company-owned salons	7,217	6,977
Franchise salons	3,869	3,902
Beauty career schools	35	24
Company-owned hair restoration centers	46	41
Franchise hair restoration centers	44	49
	11,211	10,993

SALON LOCATION SUMMARY

NORTH AMERICAN SALONS:

	December 31, 2005	June 30, 2005
REGIS SALONS
Open at beginning of period	1,093	1,085
Salons constructed	20	39
Acquired	1	13
Less relocations	7	14
Salon openings	14	38
Conversions	—	(1)
Salons closed	(20)	(29)
Total, Regis Salons	1,087	1,093

MASTERCUTS
Open at beginning of period	636	604
Salons constructed	18	47
Acquired	—	2
Less relocations	3	13
Salon openings	15	36
Conversions	(2)	1
Salons closed	(4)	(5)
Total, MasterCuts	645	636

	December 31, 2005	June 30, 2005
TRADE SECRET
Company-owned salons:
Open at beginning of period	597	549
Salons constructed	22	56
Acquired	1	23
Franchise buybacks	—	—
Less relocations	2	17
Salon openings	21	62
Conversions	1	—
Salons closed	(3)	(14)
Total company-owned salons	616	597

Franchise salons:
Open at beginning of period	24	24
Salons constructed	—	—
Salon openings	—	—
Franchise buybacks	—	—
Salons closed	—	—
Total franchise salons	24	24

Total, Trade Secret	640	621

	December 31, 2005	June 30, 2005
SMARTSTYLE/COST CUTTERS IN WAL-MART
Company-owned salons:
Open at beginning of period	1,497	1,263
Salons constructed	91	194
Acquired	—	—
Franchise buybacks	31	45
Less relocations	1	1
Salon openings	121	238
Conversions	—	—
Salons closed	(3)	(4)
Total company-owned salons	1,615	1,497

Franchise salons:
Open at beginning of period	184	201
Salons constructed	7	29
Acquired	—	—
Less relocations	—	—
Salon openings	7	29
Conversions	—	—
Franchise buybacks	(31)	(45)
Salons closed	—	(1)
Total franchise salons	160	184

Total, SmartStyle/Cost Cutters in Wal-Mart	1,775	1,681

	December 31, 2005	June 30, 2005
STRIP CENTERS
Company-owned salons:
Open at beginning of period	2,728	2,310
Salons constructed	93	167
Acquired	1	248
Franchise buybacks	22	94
Less relocations	11	21
Salon openings	105	488
Conversions	(1)	(3)
Salons closed	(24)	(67)
Total company-owned salons	2,808	2,728

Franchise salons:
Open at beginning of period	2,102	2,105
Salons constructed	75	154
Acquired (2)	—	7
Less relocations	10	13
Salon openings	65	148
Conversions		6
Franchise buybacks	(20)	(94)
Salons closed	(73)	(63)
Total franchise salons	2,074	2,102

Total, Strip Centers	4,882	4,830

	December 31, 2005	June 30, 2005
INTERNATIONAL SALONS (1)
Company-owned salons:
Open at beginning of period	426	416
Salons constructed	19	22
Acquired	5	19
Franchise buybacks	1	—
Salon openings	25	41
Conversions	—	(3)
Salons closed	(5)	(28)
Total company-owned salons	446	426

Franchise salons:
Open at beginning of period	1,592	1,594
Salons constructed	51	102
Acquired (2)	—	—
Salon openings	51	102
Franchise buybacks	(1)	—
Salons closed	(31)	(104)
Total franchise salons	1,611	1,592

Total international salons	2,057	2,018

	December 31, 2005	June 30, 2005
TOTAL SYSTEM-WIDE SALONS
Company-owned salons:
Open at beginning of period	6,977	6,227
Salons constructed	263	525
Acquired	8	305
Franchise buybacks	54	139
Less relocations	24	66
Salon openings	301	903
Conversions	(2)	(6)
Salons closed	(59)	(147)
Total company-owned salons	7,217	6,977

Franchise salons:
Open at beginning of period	3,902	3,924
Salons constructed	133	285
Acquired (2)	—	7
Less relocations	10	13
Salon openings	123	279
Conversions	—	6
Franchise buybacks	(52)	(139)
Salons closed	(104)	(168)
Total franchise salons	3,869	3,902

Total Salons	11,086	10,879

	December 31, 2005	June 30, 2005
Beauty schools:
Open at beginning of period	24	11
Salons constructed	1	—
Acquired	11	13
Less relocations	(1)	—
Total beauty schools	35	24

	December 31, 2005	June 30, 2005
Company-owned hair restoration centers:
Open at beginning of period	41	—
Acquired	—	42
Sites closed	—	(1)
Franchise buybacks	5
Total company-owned hair restoration centers	46	41

Franchise hair restoration centers:
Open at beginning of period	49	—
Acquired	—	49
Franchise buybacks	(5)	—
Total franchise hair restoration centers	44	49

Total hair restoration centers	90	90

Grand total, system-wide	11,211	10,993

(1) Canadian and Puerto Rican salons are included in the Regis Salons, Strip Center, MasterCuts and Trade Secret concepts and not included in the International salon totals.

(2) Represents primarily the acquisition of franchise networks.

Relocations represent a transfer of location by the same salon concept.

Conversions represent the transfer of one salon concept to another concept.

NOTE 1. REVENUES BY CONCEPT:

	For the Periods Ended December 31,
	Three Months		Six Months
(Dollars in thousands)	2005	2004	2005	2004
North American salons:
Regis	$121,665	$118,867	$240,795	$235,325
MasterCuts	44,441	44,003	87,945	86,522
Trade Secret *	73,711	69,132	138,202	130,593
SmartStyle	102,150	84,400	200,014	166,683
Strip Center *	169,616	148,916	338,170	294,623
Total North American Salons	511,583	465,318	1,005,126	913,746

International salons *	53,086	55,597	104,567	107,335
Beauty schools	15,007	8,032	28,229	14,088
Hair restoration centers *	26,947	8,385	52,930	8,385
Consolidated revenues	$606,623	$537,332	$1,190,852	$1,043,554
Percent change from prior year	12.9%	13.7%	14.1%	11.8%

* Includes aggregate franchise royalties and fees of $19.2 and $19.9 million for the three months ended December 31, 2005 and 2004, respectively, and $38.7 and $38.6 million for the six months ended December 31, 2005 and 2004, respectively.  North American salon franchise royalties and fees represented 51.1 and 49.8 percent of total franchise revenues in the three months ended December 31, 2005 and 2004, respectively, and 50.8 and 52.2 percent of total franchise revenues in the six months ended December 31, 2005 and 2004.

NOTE 2. FINANCIAL INFORMATION BY SEGMENT:

Financial information concerning the Company’s salon, school and hair restoration businesses is shown in the following tables. A historical model of Regis Corporation’s quarterly results in this format is available in the Investor Information section of the corporate website at www.regiscorp.com.  Click on “Financial Reports.”

	For the Three Months Ended December 31, 2005
	Salons			Hair
(Dollars in thousands)	North America	International	Beauty Schools	Restoration Centers	Unallocated Corporate	Consolidated
Revenues:
Service	$342,343	$31,590	$13,955	$11,390	$—	$399,278
Product	159,413	13,332	1,052	14,311	—	188,108
Franchise royalties and fees	9,827	8,164	—	1,246	—	19,237
	511,583	53,086	15,007	26,947	—	606,623
Operating expenses:
Cost of service	198,748	16,687	4,931	6,572	—	226,938
Cost of product	82,455	8,250	781	4,373	—	95,859
Site operating expenses	44,603	2,591	1,835	1,083	—	50,112
General and administrative	24,504	10,125	1,767	5,638	29,141	71,175
Rent	71,772	9,835	1,544	1,463	432	85,046
Depreciation and amortization	19,002	1,980	652	2,286	3,339	27,259
Total operating expenses	441,084	49,468	11,510	21,415	32,912	556,389

Operating income (loss)	70,499	3,618	3,497	5,532	(32,912)	50,234

Other income (expense):
Interest	—	—	—	—	(8,660)	(8,660)
Other, net	—	—	—	—	570	570
Income (loss) before income taxes	$70,499	$3,618	$3,497	$5,532	$(41,002)	$42,144

	For the Three Months Ended December 31, 2004
	Salons			Hair
(Dollars in thousands)	North America	International	Beauty Schools	Restoration Centers	Unallocated Corporate	Consolidated
Revenues:
Service	$309,545	$33,745	$7,597	$6,260	$—	$357,147
Product	145,854	12,463	435	1,497	—	160,249
Franchise royalties and fees	9,919	9,389	—	628	—	19,936
	465,318	55,597	8,032	8,385	—	537,332
Operating expenses:
Cost of service	180,850	18,095	2,143	2,516	—	203,604
Cost of product	75,425	7,816	363	788	—	84,392
Site operating expenses	41,085	2,389	797	480	—	44,751
General and administrative	24,992	10,714	1,471	1,818	25,110	64,105
Rent	64,591	9,304	617	510	95	75,117
Depreciation and amortization	15,563	1,661	233	708	2,600	20,765
Total operating expenses	402,506	49,979	5,624	6,820	27,805	492,734

Operating income	62,812	5,618	2,408	1,565	(27,805)	44,598

Other income (expense):
Interest	—	—	—	—	(5,467)	(5,467)
Other, net	—	—	—	—	1,024	1,024
Income before income taxes	$62,812	$5,618	$2,408	$1,565	$(32,248)	$40,155